Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifty-two and a half cents ($0.525) Canadian per share on the issued and outstanding Common shares and fifty-two and a half cents ($0.525) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on January 4, 2011, to holders of record at the close of business on December 10, 2010.

This quarterly dividend amount represents a 2.5 cent or 5 per cent increase from the $0.50 quarterly dividends paid on July 2 and October 1, 2010 and a 5 cent or 10.5 per cent increase from the $0.475 paid on January 4 and April 1, 2010.

By order of the Board

Audrey Ho

Senior Vice President

Chief General Counsel and Corporate Secretary

Vancouver, British Columbia

November 3, 2010

Contact: Investor Relations, (604) 643-4113, ir@telus.com